SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 10)

BALDOR ELECTRIC COMPANY

(Name of Subject Company)

BALDOR ELECTRIC COMPANY

(Name of Person Filing Statement)

Common Stock, $0.10 Par Value

(Title of Class of Securities)

057741100

(CUSIP Number of Class of Securities)

George E. Moschner

Chief Financial Officer and Secretary

Baldor Electric Company

5711 R. S. Boreham, Jr. St.

Fort Smith, Arkansas 72901

Tel.: (479) 646-4711

Fax: (479) 648-5701

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Thomas E. Proost Thompson Coburn LLP One US Bank Plaza St. Louis, Missouri 63101 (314) 552-6000	Eduardo Gallardo James J. Moloney Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, New York 10166 (212) 351-4000

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 10 to the Solicitation/Recommendation Statement on Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed by Baldor Electric Company, a Missouri corporation (“Baldor” or the “Company”), with the Securities and Exchange Commission (the “SEC”) on December 8, 2010 (as amended or supplemented from time to time, the “Statement”), relating to the tender offer (the “Offer”) by Brock Acquisition Corporation, a Missouri corporation (“Merger Sub”) and an indirect wholly-owned subsidiary of ABB Ltd, a corporation organized under the Laws of Switzerland (“Parent”), to purchase all of the outstanding shares of Company’s common stock, $0.10 par value (the “Shares”), at a purchase price of $63.50 per Share, net to the seller in cash without any interest (the “Offer Price”) and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 8, 2010 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), as required by the Agreement and Plan of Merger, dated as of November 29, 2010, by and among Parent, Merger Sub and the Company (the “Merger Agreement”). Unless otherwise indicated, all terms used herein but not defined shall have the meanings ascribed to them in the Statement.

Item 8.  Additional Information.

Completion of the Offer.

Item 8 of the Statement is hereby amended and supplemented by adding the following immediately before the Section of the Statement entitled “Forward-Looking Statements”:

“Completion of the Offer.

At 5:00 p.m., New York City time, on Tuesday, January 25, 2011, the Offer expired as scheduled. The Offer was not extended. According to information provided by the Depositary, as of the expiration of the Offer, a total of approximately 42,415,177 Shares, which represents 89.38% of the 47,455,713 outstanding Shares, were validly tendered and not validly withdrawn prior to the expiration of the Offer, including 2,907,369 Shares that were tendered pursuant to notices of guaranteed delivery. Parent and Merger Sub informed the Company that Merger Sub has accepted for payment all Shares validly tendered and not validly withdrawn prior to the expiration of the Offer.

Parent, Merger Sub and the Company intend to promptly take the steps necessary to complete a short-form merger of Merger Sub with the Company under Missouri law, without a meeting of the Company stockholders, including the exercise by Parent of the Top-Up Option in accordance with the terms of the Merger Agreement. Parent expects to complete the short-form merger shortly. Upon the closing of the short-form merger, Parent will acquire all the remaining Shares for $63.50 per Share and the Shares will no longer be listed on the NYSE.

The press release issued by Parent and the Company announcing the completion of the Offer is filed as Exhibit (a)(28) hereto and is incorporated herein by reference.”

Item 9.  Exhibits

Item 9 of the Statement is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description
(a)(28)	Press Release issued by Parent and the Company, dated January 26, 2011.

2

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BALDOR ELECTRIC COMPANY

By:	/s/ George E. Moschner
Name:	George E. Moschner
Title:	Chief Financial Officer and Secretary

Dated: January 26, 2011

3